

June 12, 2013

<u>Via E-mail</u>
Mr. Mark Langer
Chief Financial Officer
Equity One, Inc.
1600 N.E. Miami Gardens Drive
North Miami Beach, FL 33179

> **Re: Equity One, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-13499**

Dear Mr. Langer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, pages 39 to 40

1. We note your definition of "same-property" basis. Please expand your discussion in future filings to discuss the number of properties removed from same-property basis for redevelopment purposes for each of the years discussed within Item 7. To the extent significant, please discuss some of the details related to removing the properties from same-property basis as well as addressing when properties previously removed from "same-property" basis will be reinstated into operations.

Consolidated Statements of Cash Flows, pages 74 to 75

2. Please include a discussion within your MD&A of your improvements including a breakdown of these expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures by year and a discussion of significant fluctuations between years. Lastly, please disclose the amount of soft costs for interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief